Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008

This Management’s Discussion and Analysis should be read in conjunction with the Company’s interim unaudited consolidated financial statements for the three and six months ended June 30, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2007 audited consolidated financial statements, the related Management’s Discussion and Analysis and the 2007 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of July 29, 2008.

SECOND QUARTER HIGHLIGHTS

  Net earnings of $23.3 million ($0.10 per share) from the sale of 2.9 million ounces of silver, compared to $22.9 million ($0.10 per share) from the sale of 3.1 million ounces of silver in 2007.

  Record operating cash flows of $35.9 million (2007 - $27.8 million).

  In April 30, 2008, pursuant to a previously executed letter agreement, Augusta Resource Corporation (“Augusta”) elected to sell to Silver Wheaton 45% of the payable silver produced from its 100% owned Rosemont Copper Project in Arizona, for an upfront cash payment of $165 million. The upfront payment will be made on a drawdown basis to fund mine construction, once all necessary permits have been received.

  On May 13, 2008, the Company entered into an agreement with Farallon Resources Ltd. (“Farallon”) to acquire 75% of the silver produced from Farallon’s Campo Morado property in Guerrero State, Mexico, for the life of mine. Silver Wheaton will make total upfront cash payments of $80 million in installments and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the agreement.

  On June 2, 2008, the Company entered into an agreement with Aurcana Corporation (“Aurcana”) to acquire 50% of the silver produced from Aurcana’s La Negra mine in Queretaro State, Mexico, for the life of mine. Subsequent to the quarter, Silver Wheaton made an upfront cash payment of $25 million and, in addition, a perounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment) for silver delivered under the agreement.

  On June 24, 2008, the Company announced that it plans to raise up to C$136 million through an offer to induce early exercise of the first series and Series A publicly traded warrants.

  On June 24, 2008 the Company announced that it had entered into an amending agreement with existing lenders to increase the revolving bank debt available by US$100 million to US$400 million.

  During June 2008 the Company received its first silver deliveries under the Peñasquito agreement in the amount of 6,660 ounces.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is the largest public mining company with 100% of its revenue from the sale of silver.

The Company has entered into eight long-term silver agreements with Goldcorp (Luismin mines and Peñasquito project in Mexico), Lundin Mining (Zinkgruvan mine in Sweden), Glencore (Yauliyacu mine in Peru), Hellas Gold (Stratoni mine in Greece), Mercator (Mineral Park mine in Arizona), Farallon (Campo Morado property in Mexico), and Aurcana (La Negra mine in Mexico) whereby Silver Wheaton acquires silver production from the counterparties at a price of $3.90 per ounce, subject to inflationary adjustments.

In addition, the Company has signed a binding letter agreement to acquire 45% of the silver produced from Augusta Resource Corporation’s Rosemont Copper project in Arizona for the life of mine. As a result, the primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver.

Silver Wheaton is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange.

Based upon its current agreements, the Company expects to have annual silver sales of between 13 million and 15 million ounces in 2008, increasing to 19 million ounces in 2009 and 25 million ounces in 2010. Silver Wheaton is actively pursuing further growth opportunities.

SUMMARIZED FINANCIAL RESULTS

	2008	2007					2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Silver sales ($000's)	$49,675	$48,948	$50,240	$39,598	$41,464	$44,132	$43,651	$41,766
Ounces (000’s)	2,864	2,819	3,543	3,129	3,053	3,343	3,534	3,520
Average realized silver price ($'s per ounce)	$17.35	$17.36	$14.18	$12.66	$13.58	$13.20	$12.35	$11.86
Total cash cost ($'s per ounce)[1]	$3.93	$3.94	$3.93	$3.90	$3.90	$3.90	$3.90	$3.90
Net earnings ($000's)	$23,276	$27,928	$24,886	$19,184	$22,855	$24,937	$23,762	$22,518
Earnings per share
Basic	$0.10	$0.13	$0.11	$0.09	$0.10	$0.11	$0.11	$0.10
Diluted	$0.09	$0.11	$0.10	$0.08	$0.09	$0.10	$0.10	$0.09
Cash flow from operations ($000’s)	$35,887	$33,084	$34,414	$27,102	$27,846	$29,899	$29,829	$28,262
Total assets ($000's)	$1,320,450	$1,205,704	$1,208,474	$1,200,304	$748,696	$700,893	$662,893	$638,123
Total liabilities ($000’s)	$513,757	$391,475	$426,243	$440,514	$4,048	$2,787	$21,354	$21,202
Shareholders' equity ($000's)	$806,693	$814,229	$782,231	$759,790	$744,648	$698,106	$641,539	$616,921
1) Refer to discussion on non-GAAP measures

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver. Shareholders’ equity decreased during the three month period ended June 30, 2008 due to the effect of a decline in the market value of available-for-sale securities, which is reflected in the statement of comprehensive (loss) income for the quarter.

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

The Company currently has five business segments, the silver produced by the Luismin, Zinkgruvan, Yauliyacu and Stratoni mines, and corporate operations. The acquisition of silver from the Stratoni mine began in June 2007.

	Three Months Ended June 30, 2008
	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Corporate	Total

Silver sales ($000's)	$21,489	$9,398	$12,805	$5,983	$-	$49,675
Ounces (000’s)	1,246	524	750	344	-	2,864
Average realized silver price ($'s per ounce)	$17.25	$17.93	$17.09	$17.38	$-	$17.35
Total cash cost ($'s per ounce)[1]	$3.95	$3.96	$3.90	$3.90	$-	$3.93

Net earnings (loss) ($000's)	$16,048	$6,501	$7,278	$3,371	$(9,922)	$23,276

Cash flow from (used in) operations ($000's)	$16,569	$7,570	$9,883	$4,814	$(2,949)	$35,887
1) Refer to discussion on non-GAAP measures

	Three Months Ended June 30, 2007
	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Corporate	Total

Silver sales ($000's)	$18,427	$7,749	$11,575	$3,713	$-	$41,464
Ounces (000’s)	1,394	539	844	276	-	3,053
Average realized silver price ($'s per ounce)	$13.22	$14.38	$13.71	$13.44	$-	$13.58

Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$12,446	$4,771	$5,208	$1,536	$(1,106)	$22,855

Cash flow from (used in) operations ($000's)	$12,667	$5,688	$8,283	$2,371	$(1,163)	$27,846
1) Refer to discussion on non-GAAP measures

For the three months ended June 30, 2008, net income increased slightly, relative to 2007, with increased revenue being offset by higher costs attributable to corporate operations.

Revenue increased by almost 20% in the second quarter of 2008 relative to 2007, with the increased price realized on silver sales more than offsetting the lower volume of silver sales. For Q2 2008, the number of ounces sold was 13% lower than planned, due primarily to the continued mining of lower than reserve grade ore at Luismin.

The increased loss attributable to corporate operations was due primarily to a future income tax expense of $4.2 million in Q2 2008, compared to a future income tax benefit of $1.6 million in the comparable period of 2007. This future income tax expense is a non-cash item, and is offset by a future tax benefit in the same amount, that is reflected in the statement of other comprehensive income during the quarter.

	Six Months Ended June 30, 2008
	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Corporate	Total

Silver sales ($000's)	$50,532	$15,087	$25,634	$7,370	$-	$98,623
Ounces (000’s)	2,925	842	1,484	432	-	5,683
Average realized silver price ($'s per ounce)	$17.28	$17.92	$17.28	$17.04	$-	$17.36

Total cash cost ($'s per ounce)[1]	$3.95	$3.96	$3.90	$3.90	$-	$3.93

Net earnings (loss) ($000's)	$37,758	$10,436	$14,694	$4,088	$(15,772)	$51,204

Cash flow from (used in) operations ($000's)	$38,980	$11,724	$19,849	$5,486	$(7,068)	$68,971
1) Refer to discussion on non-GAAP measures

	Six Months Ended June 30, 2007
	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Corporate	Total

Silver sales ($000's)	$44,236	$14,645	$23,002	$3,713	$-	$85,596
Ounces (000’s)	3,331	1,058	1,731	276	-	6,396

Average realized silver price ($'s per ounce)	$13.28	$13.84	$13.29	$13.44	$-	$13.38
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$29,941	$8,799	$9,943	$1,536	$(2,427)	$47,792

Cash flow from (used in) operations ($000's)	$31,461	$10,460	$16,251	$2,371	$(2,798)	$57,745
1) Refer to discussion on non-GAAP measures

Net income for the six month period ended June 30, 2008 increased 7% relative to the comparable period in 2007, with a 15% increase in revenue being partially offset by higher costs associated with corporate operations, due primarily to increased non-cash future income tax expense ($5.8 million) and higher general and administrative expenses ($5.6 million).

Over the past two years, the number of silver ounces sold under each agreement was as follows:

	2008		2007				2006
(Ounces 000’s)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Luismin	1,246	1,679	1,682	1,900	1,394	1,937	2,147	2,213
Zinkgruvan	524	318	540	247	539	519	415	287
Yauliyacu	750	734	919	792	844	887	972	1,020
Stratoni[1]	344	88	402	190	276	-	-	-
Total	2,864	2,819	3,543	3,129	3,053	3,343	3,534	3,520
1) The acquisition of silver from the Stratoni mine began in June 2007.

SILVER INTERESTS

LUISMIN

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp Inc. (“Goldcorp”) to acquire 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.

As at December 31, 2007, the Luismin mines had proven and probable reserves of 66.1 million ounces of silver, measured and indicated resources of 1.9 million ounces of silver and inferred resources of 183.2 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

For the three and six month periods ended June 30, 2008, silver sales revenue increased by 17% and 14% respectively, relative to the comparable periods of the prior year, with an increase in the realized silver price being partially offset by lower sales volumes. The lower sales volumes were due to current mining operations being carried out in lower grade areas of the ore body, with a return to higher grades expected in the future. This variability in ore grade mined is normal for mining operations and it is expected that over the life of mine the average ore grade mined will approximate the reserve grade. The Company’s cash flows and net earnings under the Luismin silver agreement for the three months ended June 30, 2008 were $16.6 million (2007 - $12.7 million) and $16.0 million (2007 - $12.4 million) respectively, and for the six months ended June 30, 2008 were $39.0 million (2007 - $31.5 million) and $37.8 million (2007 - $29.9 million) respectively.

ZINKGRUVAN

On December 8, 2004, the Company entered into an agreement to acquire 100% of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden for the life of mine.

As at December 31, 2007, Zinkgruvan had proven and probable silver reserves of 34.9 million ounces, measured and indicated silver resources of 16.5 million ounces and inferred silver resources of 9.8 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

For the three month period ended June 30, 2008, silver sales revenue increased by 21% relative to the comparable quarter of the prior year, primarily due to an increase in the realized silver price. For the six month period ended June 30, 2008, revenues were relatively unchanged relative to the comparable period of the prior year, with a 20% decrease in sales volume offsetting the increased silver price realized for the most recent period. The variability in the Zinkgruvan sales volumes is primarily due to the timing of shipments. The Company’s cash flows and net earnings under the Zinkgruvan silver agreement for the three months ended June 30, 2008 were $7.6 million (2007 - $5.7 million) and $6.5 million (2007 - $4.8 million) respectively, and for the six months ended June 30, 2008 were $11.7 million (2007 - $10.5 million) and $10.4 million (2007 - $8.8 million) respectively.

YAULIYACU

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

As at December 31, 2007, Yauliyacu had proven and probable silver reserves of 14.1 million ounces, measured and indicated silver resources of 38.5 million ounces and inferred silver resources of 80.9 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

For the three and six month periods ended June 30, 2008, silver sales revenue increased by 11% compared with 2007, with an increased realized silver price being partially offset by lower sales volumes. The lower sales volumes were due to current mining operations being carried out in lower grade areas of the ore body, with a return to higher grades expected in the future. This variability in ore grade mined is normal for mining operations and it is expected that over the life of mine the average ore grade mined will approximate the reserve grade. The Company’s cash flows and net earnings under the Yauliyacu silver agreement for the three months ended June 30, 2008 were $9.9 million (2007 - $8.3 million) and $7.3 million (2007 - $5.2 million) respectively, and for the six months ended June 30, 2008 were $19.8 million (2007 - $16.3 million) and $14.7 million (2007 - $9.9 million) respectively.

STRATONI

On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A. (“Hellas Gold”), a subsidiary of European Goldfields Ltd. (“European Goldfields”), to acquire 100% of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine.

As at December 31, 2007, Stratoni had proven and probable silver reserves of 13.7 million ounces and inferred silver resources of 4.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

For the three and six month periods ended June 30, 2008, silver sales revenue increased by 61% and 98% respectively, relative to the comparable periods of the prior year. This increase in revenue reflects an increase in both the volume and sales price of silver sold. The increase in the volume of silver sold in the second quarter reflects silver that was produced in the prior quarter, but for which shipment was delayed. The Company’s cash flows and net earnings under the Stratoni silver agreement for the three months ended June 30, 2008 were $4.8 million (2007 -$2.4 million) and $3.4 million (2007 - $1.5 million) respectively, and for the six months ended June 30, 2008 were $5.5 million (2007 – $2.4 million) and $4.1 million (2007 - $1.5 million) respectively.

PEÑASQUITO

On July 24, 2007, the Company entered into an agreement to acquire 25% of the silver produced from Goldcorp’s Peñasquito project in Mexico for the life of mine, for an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the agreement. Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

As at August 9, 2007, Peñasquito had proven and probable silver reserves of 864 million ounces, measured and indicated silver resources of 413 million ounces and inferred silver resources of 508 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

During the three months ended June 30, 2008, Silver Wheaton received its first delivery of silver under the Peñasquito agreement amounting to 6,660 ounces of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $17.26 per ounce.

ROSEMONT

On April 30, 2008, pursuant to a binding letter agreement, Augusta Resource Corporation elected to sell to Silver Wheaton 45% of the payable silver produced from its wholly-owned Rosemont Copper Project located in Arizona, USA, for the life of mine. Pursuant to the letter agreement, Silver Wheaton will make upfront cash payments totaling $165 million, on a drawdown basis, to fund construction of the mine as construction milestones are achieved. There are no additional per ounce payments required in relation to silver delivered pursuant to this agreement.

The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study (the “Feasibility Study”), (b) Augusta having entered into committed arrangements for sufficient financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before August 29, 2008 as well as receipt of any required regulatory approvals and third-party consents. In addition, Augusta will provide a completion guarantee that the Rosemont mine will be constructed with certain minimum production criteria by certain dates.

Augusta expects production at the Rosemont project to start in 2011 with an average of 2.7 million ounces of silver produced each year over the mine life, currently expected to be a minimum of 18 years.

MINERAL PARK

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”), to acquire 100% of the silver produced from Mercator’s Mineral Park mine in Arizona, USA for the life of mine. On June 12, 2008, the Company made the upfront cash payment of $42 million required by the agreement, with such payment being drawn from existing credit facilities. In addition to the upfront cash payment, Silver Wheaton will make a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment), for silver delivered under the agreement. Mercator has provided a completion guarantee to Silver Wheaton, specifying a minimum production level by a certain date.

The Mineral Park mine currently produces copper from SX/EW leach operations, but construction is well underway on a flotation operation that will produce copper-silver and molybdenum concentrates. Mercator expects that concentrate production will commence during the third quarter of 2008 from a 25,000 tons per day operation, with production increasing to 50,000 tons per day approximately nine months later. All permits for the expansion are in place and the expected mine life is 25 years. Payable silver production is expected to average approximately 600,000 ounces per annum over the first 21 years of operations and the ore body is considered to have excellent exploration potential.

As at December 29, 2006, Mineral Park had proven and probable silver reserves of 35 million ounces, measured and indicated silver resources of 13 million ounces and inferred silver resources of 15 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

CAMPO MORADO

On May 13, 2008, the Company entered into an agreement with Farallon Resources Ltd. (“Farallon”), to acquire 75% of the silver produced from Farallon’s Campo Morado property in Guerrero State, Mexico for the life of mine. Silver Wheaton will make total upfront cash payments of $80 million in installments and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the agreement. At June 30, 2008, $65 million of the $80 million upfront payment had been paid, with the remainder being due on a draw down basis to fund ongoing capital expenditures at the property.

Construction at the high-grade G-9 polymetallic deposit, the first deposit on the Campo Morado property to be developed, is well underway and Farallon is targeting production to begin by the fourth quarter of 2008. It will be an underground mine employing a drift and fill mining method to feed a flotation mill with a throughput capacity of 1,500 tonnes per day.

According to a news release dated December 28, 2007, in addition to producing at least 1 million ounces of silver per year, the G-9 Project is expected to produce 120 million pounds of zinc, 15 million pounds of copper, 9,000 ounces of gold and 6 million pounds of lead per year. Discovered only in 2005, Farallon is still actively drilling the G-9 deposit and expanding the resource base, as illustrated with recent drill results.

As at February 29, 2008, Campo Morado had measured and indicated silver resources of 56 million ounces and inferred silver resources of 11 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

LA NEGRA

On June 2, 2008, the Company entered into an agreement with Aurcana Corporation (“Aurcana”), to acquire 50% of the silver produced from Aurcana’s La Negra mine in Queretaro State, Mexico for the life of mine. On July 4, 2008, following the satisfaction of required conditions precedent Silver Wheaton made the upfront cash payment of $25 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment) for silver delivered under the agreement. Payment for the transaction was drawn from existing credit facilities.

As part of this agreement, Aurcana has agreed to provide Silver Wheaton with a right to purchase silver produced from any future assets it may acquire, including its recently acquired Shafter Silver development project located in Texas, USA.

The La Negra mine is a 1,000 tonne per day polymetallic mine originally discovered, developed and operated for thirty years by Peñoles S.A. de C.V. (“Peñoles”). Aurcana has announced plans to increase production to 2,000 tonnes per day. The mine is currently in operation and silver deliveries to the Company will commence in the third quarter of 2008. Exploration potential at the La Negra mine is considered excellent and Aurcana is currently completing a 15,000 metre underground drill program, which has confirmed historical data and discovered new zones of mineralization. Annual silver production is expected to be up to 1.5 million ounces.

As at February 15, 2008, La Negra had proven and probable silver reserves of 0.6 million ounces, measured and indicated silver resources of 1.2 million ounces and inferred silver resources of 0.3 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

CORPORATE

Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2008	2007	2008	2007

General and administrative[1]	$4,731	$2,298	$10,031	$4,468
Project evaluation	118	57	128	171
Interest expense	6	-	96	14
Interest income	(94)	(422)	(176)	(1,314)
Debt issue costs	738	287	782	300
Loss on mark-to-market of warrants held	147	442	947	659
Other	58	93	106	58
Future income tax expense (benefit)	4,218	(1,649)	3,858	(1,929)
Corporate net loss	$9,922	$1,106	$15,772	$2,427

1) Stock based compensation (a non-cash item) included in General and administrative	$1,214	$613	$3,460	$1,099

General and administrative expenses totaled $4.7 million (six months - $10.0 million) during the three months ended June 30, 2008, compared with $2.3 million (six months - $4.5 million) in the comparable period of 2007. Of this, stock based compensation expense, a non-cash item, was $1.2 million (six months - $3.5 million) compared with $0.6 million (six months - $1.1 million) during 2007.

Other general and administrative costs increased during the six months ended June 30, 2008, compared with 2007, primarily due to higher rent, salaries and insurance costs attributable to the reduced reliance on Goldcorp administratively. In addition, there was $0.9 million of non-recurring employment costs included in general and administrative expenses during the second quarter of 2008.

The Company incurred interest costs of $4.8 million (six months - $10.6 million) during the three months ended June 30, 2008, of which $4.8 million (six months - $10.5 million) related to the acquisition of Peñasquito, Mineral Park and Campo Morado and was capitalized to the cost of the agreements.

Interest income during the quarter of $0.1 million (six months - $0.2 million) was the result of interest earned on cash balances held in short-term money market instruments compared with $0.4 million (six months - $1.3 million) during 2007. The average cash balance held by the Company was lower during the current year as the Company generally applies surplus cash balances to pay down the outstanding debt.

The warrants held by the Company for long-term investment purposes are marked-to-market each reporting period with any gain or loss reflected in net earnings. The loss recorded for the three months ended June 30, 2008 from the mark-to-market of the warrants held was $0.1 million (six months - $0.9 million) compared with $0.4 million (six months - $0.7 million) during 2007.

For the three months ended June 30, 2008, the Company has recorded a future income tax expense of $4.2 million (six months - $3.9 million) compared to a future income tax benefit of $1.6 million (six months - $1.9 million) for 2007 with a non-cash benefit (2007 – expense) in the same amount being reflected in the statement of comprehensive income. The Company’s future income tax expense or recovery in a given quarter is largely determined by changes in the unrealized gains recorded with respect to its long term investments. As a result of the decrease in these unrealized gains during the quarter, the future income tax liability declined significantly, increasing the Company's valuation allowance on its future income tax assets, and resulting in a future income tax expense for the quarter.

NON-GAAP MEASURES - TOTAL CASH COSTS PER OUNCE OF SILVER CALCULATION

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three months ended June 30, 2008, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.93 per ounce of silver (2007 – $3.90 per ounce).

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2008, the Company had cash and cash equivalents of $36.6 million (December 31, 2007 – $10.0 million) and a working capital deficiency of $10.6 million (December 31, 2007 – $23.2 million). The increase in cash and cash equivalents at the end of the quarter was due primarily to cash being held in anticipation of closing the transaction with Aurcana which occurred on July 4, 2008. Included in the working capital deficiency at June 30, 2008 is the current portion of long-term bank debt of $28.6 million (December 31, 2007 - $28.6 million). Generally, the Company applies surplus cash to pay down amounts outstanding under the revolving bank debt facility, which is recorded as a long-term liability.

On July 24, 2007, the Company entered into a syndicated credit agreement to borrow $200 million under a non revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan and the Term Loan have 7 year terms with the Term Loan requiring equal quarterly principal repayments (together with accrued interest). In addition, Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase, if any, in cash balances reported for the quarter.

The Revolving Loan can be drawn down at any time to finance acquisitions or investments with $10 million being available for general corporate purposes.

On June 24, 2008 the Company announced that it had entered into an amending agreement to increase the revolving bank debt available by $100 million to $400 million. The Company paid upfront costs of $0.7 million in connection with this increase.

During the three months ended June 30, 2008, the Company generated operating cash flows of $35.9 million (six months - $69.0 million) compared with $27.8 million (six months - $57.7 million) during 2007.

During the three months ended June 30, 2008, the Company had net cash inflows from financing activities of $106.7 million (six months - $77.3 million). Additional borrowings under the revolving bank facilities amounted to $165.5 million (six months - $165.5 million) to fund the upfront payments required for the transactions with Farallon, Mercator and Aurcana. In addition, the Company repaid $7.1 million (six months - $14.2 million) and $51.9 million (six months - $78.3 million) of the balances outstanding on the Term Loan and Revolving Loan, respectively. As at June 30, 2008, the Company had $85.8 million available under its revolving credit facilities.

During the three months ended June 30, 2008, the Company had net cash outflows relating to investing activities of $112.5 million relating primarily to transactions with Farallon and Mercator.

In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Silver Interests

In connection with the Luismin, Zinkgruvan and Stratoni silver agreements, the Company has committed to purchase 100% of the silver produced by each mine for a per ounce cash payment of the lesser of $3.95, $3.96 and $3.90 respectively, and the then prevailing market price, subject to an annual inflationary adjustment. This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum for Luismin and Zinkgruvan, and is fixed at 1.0% per annum for Stratoni. In connection with the Yauliyacu silver agreement, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment. This inflationary adjustment, which will begin in 2009, is subject to a minimum of 1.0% and a maximum of 1.65% per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

In connection with the Peñasquito silver agreement, the Company has committed to purchase 25% of the silver produced by the Peñasquito mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. This inflationary adjustment, which will begin in 2011, is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

In connection with the binding letter agreement with Augusta, the Company has committed to purchase 45% of the payable silver produced by the Rosemont Copper Project for an upfront payment of $165 million, and no ongoing per ounce payment.

In connection with the Campo Morado silver agreement, the Company has committed to purchase 75% of the silver produced by the Campo Morado Property for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to a one percent annual inflationary adjustment starting in the fourth year after production commences.

In connection with the La Negra silver agreement, the Company has committed to purchase 50% of the silver produced from the La Negra Mine for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to a one percent annual inflationary adjustment starting in the fourth year after production commences.

In connection with the Mineral Park silver agreement, the Company has committed to purchase 100% of the silver produced by the Mineral Park mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning three years after a minimum production level has been met.

Other Contractual Obligations

(in thousands)	2008	2009 - 2011	2012 - 2013	After 2013	Total

Bank debt[1]	$14,280	$85,680	$57,120	$335,700	$492,780
Operating leases	231	1,426	990	1,626	4,273
Other	221	663	-	-	884
Total contractual obligations	$14,732	$87,769	$58,110	$337,326	$497,937
1) Does not include payments of interest related to bank debt

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

SHARE CAPITAL

During the three months ended June 30, 2008, the Company received cash proceeds of $0.1 million (2007 - $2.9 million) from the exercise of 40,000 share purchase options (2007 – 968,500 share purchase options) at a weighted average exercise price of Cdn$3.25 per option (2007 - Cdn$3.25 per option). During the six months ended June 30, 2008, the Company received cash proceeds of $2.9 million (2007 - $4.8 million) from the exercise of 398,700 share purchase options (2007 – 1,652,333) at a weighted average exercise price of Cdn$5.11 per option (2007 – Cdn$3.26 per option). As of July 29, 2008, there were 223,857,914 outstanding common shares, 3,727,001 share purchase options and 162,944,039 share purchase warrants, which are convertible into 38,819,779 common shares.

On June 24, 2008, the Company filed a preliminary prospectus in each of the provinces of Canada and a registration statement in the United States of America to qualify the distribution of approximately 3 million new common share purchase warrants (“New Warrants”) to holders of two of its three series of publicly-traded warrants (the “Existing Warrants”). The New Warrants are being offered as an incentive to holders of Existing Warrants to exercise their Existing Warrants during a 20 business day early exercise period (the “Early Exercise Period”) expected to commence on or about August 8, 2008 and end on or about September 5, 2008. Assuming that all of the outstanding warrants are exercised during the early exercise period, the gross proceeds to the Company will be approximately C$136 million which will primarily be used to repay a portion of the Revolving Loan.

FINANCIAL INSTRUMENTS

During the quarter ended June 30, 2008, the Company has used a mixture of cash, short-term debt and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company does not use interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk and liquidity risk.

CHANGES IN ACCOUNTING POLICIES

CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS - DISCLOSURES AND PRESENTATION

During the year, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

FUTURE CHANGES IN ACCOUNTING POLICIES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, and in April 2008, the AcSB issued for comment its Omnibus Exposure Draft, Adopting IFRS in Canada. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators.

The Company is currently in the process of developing an IFRS Conversion Plan and evaluating the impact of the transition to IFRS. The Company will continue to invest in training and resources throughout the transition period to facilitate a timely conversion.

RELATED PARTY TRANSACTIONS

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering.

During the three months ended March 31, 2008, the Company purchased 1.7 million ounces (2007 – 1.9 million ounces) of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce (2007 - $3.90 per ounce), for total consideration of approximately $6.6 million (2007 - $7.6 million). During the six months ended June 30, 2007, the Company purchased 3.3 million ounces of silver from the subsidiary at a price of $3.90 per ounce, for total consideration of approximately $13.0 million.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of June 30, 2008. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective as of June 30, 2008.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There have been no significant changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal controls over financial reporting were effective as of June 30, 2008.

OUTLOOK

The Company expects, based upon its current agreements, to have silver sales of between 13 million and 15 million ounces for the year ending December 31, 2008, increasing to 19 million ounces in 2009 and 25 million ounces in 2010.

The Company is unhedged and actively pursuing further growth opportunities.

RESERVES AND RESOURCES (1)

Proven and Probable Reserves (1,4,5,6,7,8,9,10,11,12,14)
	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Luismin
San Dimas	1.60	387	19.9	3.08	378	37.5	4.68	381	57.3
Los Filos	33.71	3	3.7	55.31	3	5.2	89.02	3	8.8
San Martin	0.32	33	0.3	0.71	48	1.1	1.03	43	1.4
Zinkgruvan (Zn)	8.31	114	30.4	2.25	62	4.5	10.56	103	34.9
Yauliyacu	1.41	89	4.0	2.30	136	10.0	3.72	118	14.1
Peñasquito (25%)
Mill	106.72	34	116.7	95.06	27	83.1	201.78	31	199.9
Heap Leach	10.53	21	7.1	17.08	16	9.0	27.61	18	16.1
Stratoni	1.90	193	11.8	0.31	190	1.9	2.22	193	13.7
Mineral Park	315.88	3	29.0	81.33	2	6.4	397.21	3	35.4
La Negra (50%)	0.14	77	0.3	0.10	70	0.2	0.24	74	0.6
Total			223.3			158.9			382.3

Measured & Indicated Resources (1,2,3,4,5,6,7,8,9,10,11,12,14)
	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Luismin
Los Filos	6.25	3	0.7	12.66	3	1.2	18.92	3	1.9
Zinkgruvan (Zn)	0.55	24	0.4	3.68	109	12.9	4.23	98	13.3
Zinkgruvan (Cu)	-	-	-	3.10	32	3.2	3.10	32	3.2
Yauliyacu	0.46	91	1.3	4.67	248	37.2	5.13	234	38.5
Peñasquito (25%)
Mill	24.78	22	17.8	134.19	19	19.3	158.97	20	100.9
Heap Leach	1.97	7	0.4	8.67	7	2.0	10.64	7	2.4
Mineral Park	54.33	1	1.5	126.71	3	11.6	181.04	2	13.1
Campo Morado (75%)	0.37	258	3.1	9.67	170	52.8	10.04	173	55.9
La Negra (50%)	0.20	127	0.8	0.09	128	0.4	0.29	127	1.2
Total			26.1			204.4			230.4

Inferred Resources (1,2,3,4,5,6,7,8,9,10,11,12,14)
	INFERRED
	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz

Luismin
San Dimas	17.55	324	183.0
Los Filos	2.39	3	0.2
San Martin	3.01	120	11.6
Zinkgruvan (Zn)	4.32	67	9.3
Zinkgruvan (Cu)	0.77	20	0.5
Yauliyacu	11.62	217	80.9
Peñasquito (25%)
Mill	294.75	13	122.8
Heap Leach	10.25	13	4.3
Stratoni	0.64	203	4.2
Mineral Park	198.4	2	14.9
Campo Morado (75%)	2.33	149	11.2
La Negra (50%)	0.11	75	0.3
Total			443.2

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.
2.	All Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.
4.	Reserves and Resources are reported as of December 31, 2007, with the following conditions or exceptions:
	a.	Reserves and Resources for San Martin are reported as of December 31, 2006 with the exception of the San Pedrito project, which is reported as of December 31, 2005.
	b.	Reserves and Resources for Penasquito are reported as of August 9, 2007.
	c.	Reserves and Resources for Mineral Park are reported as of December 29, 2006.
	d.	Resources for Farallon are reported as of February 29, 2008 for the G-9 deposit and October 13, 2005 for all other deposits on the Campo Morado property.
	e.	Resources for Aurcana are reported as of February 15, 2008 for the Alacran deposit and March 14, 2008 for the Monica deposit.
5.	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:
	a.	San Dimas, San Martin – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
	b.	Los Filos – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
	c.	San Martin – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
	d.	Zinkgruvan – Per Hedstrom (Senior Geologist) and Lars Malmstrom (Chief Geologist), both employees of Lundin Mining Corp.
	e.	Yauliyacu – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.
	f.	Peñasquito - Bob Bryson, P.Eng. (Vice President, Engineering), Goldcorp Inc.
	g.	Stratoni - Patrick Forward (General Manager, Exploration), European Goldfields Ltd.
	h.	Farallon G9 – Stephen J. Godden, F.I.M.M.M., C.Eng. (Director) S. Godden & Associates Limited; P. Taggart, P.Eng (Principal) P.Taggart & Associates Ltd.; David Gaunt, P.Geo (Manager of Resources) and Qingping
	i.	Aurcana – Thomas C.Stubens, MASc, P.Eng (Senior Geologist) Wardrop Engineering Inc. and Ronald G. Simpson, P.Geo (President), GeoSIM.
	j.	Mineral Park – Jim Tompkins (Engineering Manager), Mercator Minerals Inc.
	k.	Overall corporate review - Randy V.J. Smallwood, P.Eng. (Executive Vice President of Corporate Development), Silver Wheaton Corp.
6.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $10 per ounce of silver unless otherwise noted below:
	a.	San Martin Reserves – US$7.00 per ounce
	b.	Yauliyacu Reserves – US$13.00 per ounce
	c.	Aurcana (Alacran) Reserves - US$12.00 per ounce

	d.	Mineral Park Reserves - 0.237% Cu equivalent cut off grade (hypogene), 0.283% Cu equivalent cut off grade (supergene), silver was not included.
7.	Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $13 per ounce of silver, unless otherwise noted below:
	a.	San Martin Resources – US$8.00 per ounce
	b.	The San Pedrito project Resources at San Martin– US$5.50 per ounce
	c.	Zinkgruvan Resources – US$10.00 per ounce
	d.	Stratoni Resources – US$12.00 per ounce
	e.	Farallon (G9) Resources - 5.0% Zinc only cut off grade, silver was not included
	f.	Farallon (Other Resources) - US$5.50 per ounce
	g.	Aurcana (Alacran) Resources - US$12.00 per ounce
	h.	Aurcana (Monica) Resources - US$13.50 per ounce
	i.	Mineral Park Resources - 0.3% Cu Equivalent cut off grade, silver was not included
8.	Silver Wheaton’s agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore; however, in the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up the shortfall.
9.	Peñasquito reserves and resources reported represent the 25% share attributable to Silver Wheaton.
10.	The Mineral Park Reserves do not include the Leach material.
11.	Silver is produced as a by-product metal at all operations, therefore the economic cut off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.
12.	The Company considers the San Dimas, Yauliyacu and Peñasquito operations to be Material Assets, and has technical reports filed and available on www.sedar.com on each of these assets.
13.	Los Filos reserves and resources are reported without the Bermejal deposit, as Bermejal is not subject to the silver sales agreement.
14.	The tables do not include reserves and resources for Rosemont.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on SEDAR at www.sedar.com. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2007 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2008 available at www.sedar.com, for further information on Mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to the Company more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts – unaudited)	Note	2008	2007	2008	2007

Silver sales		$49,675	$41,464	$98,623	$85,596

Cost of sales		11,261	11,906	22,356	24,945
Depreciation and amortization		5,216	5,597	9,291	10,432
		16,477	17,503	31,647	35,377

Earnings from operations		33,198	23,961	66,976	50,219

Expenses and other income
General and administrative[1]		4,731	2,298	10,031	4,468
Project evaluation		118	57	128	171
Interest expense		6	-	96	14
Interest income		(94)	(422)	(176)	(1,314)
Debt issue costs	6	738	287	782	300
Loss on mark-to-market of warrants held	4	147	442	947	659
Other		58	93	106	58

		5,704	2,755	11,914	4,356
Earnings before tax		27,494	21,206	55,062	45,863
Future income tax expense (benefit)	4	4,218	(1,649)	3,858	(1,929)

Net earnings		$23,276	$22,855	$51,204	$47,792

1) Stock based compensation (a non-cash item) included in General and administrative		$1,214	$613	$3,460	$1,099

Basic earnings per share		$0.10	$0.10	$0.23	$0.22
Diluted earnings per share		$0.09	$0.09	$0.20	$0.20
Weighted average number of shares outstanding
Basic		223,744	221,640	223,505	221,249
Diluted		249,282	245,534	250,148	244,901

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

CONSOLIDATED BALANCE SHEETS

		June 30	December 31
(US dollars and shares in thousands - unaudited)	Note	2008	2007

Assets
Current
Cash and cash equivalents		$36,632	$9,965
Accounts receivable		1,231	1,428
Other		1,029	303
		38,892	11,696

Long-term investments	4	80,128	119,409
Silver interests	5	1,198,932	1,075,023
Other		2,498	2,346
		$1,320,450	$1,208,474
Liabilities
Current
Accounts payable		$1,384	$1,021
Accrued liabilities		4,593	5,362
Amounts due for silver interests	5	15,000	-
Current portion of bank debt	6	28,560	28,560
		49,537	34,943

Bank debt	6	464,220	391,300
		513,757	426,243
Shareholders' Equity

Share purchase options	7(c)	7,981	5,328
Restricted share units	7(d)	430	262
Warrants	7(b)	38,454	38,776
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 223,802 (December 31, 2007: 222,934)	7(a)	500,930	495,695
Retained earnings		259,862	208,658
Accumulated other comprehensive (loss) income		(964)	33,512
		806,693	782,231
		$1,320,450	$1,208,474
Commitments and contingencies	6,10

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	Note	2008	2007	2008	2007

Operating Activities
Net earnings		$23,276	$22,855	$51,204	$47,792
Items not affecting cash
Depreciation and amortization		5,216	5,597	9,291	10,432
Stock based compensation		1,214	613	3,460	1,099
Loss on mark-to-market of warrants held	4	147	442	947	659
Future income taxes	4	4,218	(1,649)	3,858	(1,929)
Other		62	66	36	41

Change in non-cash working capital	8	1,754	(78)	175	(349)
Cash generated by operating activities		35,887	27,846	68,971	57,745

Financing Activities
Bank debt drawn down	6	165,500	-	165,500	-
Bank debt repaid	6	(59,040)	-	(92,580)	-
Promissory note repaid		-	-	-	(20,000)
Share issue costs		(24)	-	(24)	-
Warrants exercised		156	2	2,322	273
Share purchase options exercised		131	2,901	2,060	4,829
Cash generated by (applied to) financing activities		106,723	2,903	77,278	(14,898)

Investing Activities
Purchase of long-term investments	4	-	(1,292)	-	(4,429)
Silver interests	5	(112,275)	(57,724)	(119,050)	(57,724)
Deferred project evaluation		(140)	(352)	(289)	(542)
Other		(62)	-	(239)	-
Cash applied to investing activities		(112,477)	(59,368)	(119,578)	(62,695)
Effect of exchange rate changes on cash and cash equivalents		(7)	162	(4)	187
Increase (decrease) in cash and cash equivalents		30,126	(28,457)	26,667	(19,661)
Cash and cash equivalents, beginning of period		6,506	68,790	9,965	59,994
Cash and cash equivalents, end of period		$36,632	$40,333	$36,632	$40,333

At June 30, 2008, the Company’s cash and cash equivalents consisted of $11.6 million in cash (December 31, 2007 -$6.5 million) and $25.0 million in cash equivalents (December 31, 2007 - $3.5 million). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days.

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(US dollars in thousands -unaudited)	Share Purchase Options	Restricted Share Units	Warrants	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

At January 1, 2007 as adjusted	$4,680	$111	$38,824	$486,071	$116,796	$31,063	$677,545
Fair value of stock based compensation	2,559	176	-	-	-	-	2,735
Share purchase options exercised	(1,911)	-	-	9,258	-	-	7,347
Restricted share units exercised	-	(25)	-	25	-	-	-
Warrants exercised	-	-	(48)	341	-	-	293
Net earnings	-	-	-	-	91,862	-	91,862
Other comprehensive income	-	-	-	-	-	2,449	2,449
At December 31, 2007	5,328	262	38,776	495,695	208,658	33,512	782,231
Fair value of stock based compensation	3,196	264	-	-	-	-	3,460
Share purchase options exercised	(543)	-	-	2,603	-	-	2,060
Warrants exercised	-	-	(322)	2,644	-	-	2,322
Restricted share units exercised	-	(96)	-	96	-	-	-
Share issue costs	-	-	-	(108)	-	-	(108)
Net earnings	-	-	-	-	51,204	-	51,204
Other comprehensive loss	-	-	-	-	-	(34,476)	(34,476)
At June 30, 2008	$7,981	$430	$38,454	$500,930	$259,862	$(964)	$806,693

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Three Months Ended June 30	Six Months Ended June 30
(US dollars in thousands - unaudited)	2008	2007	2008	2007

Net earnings	$23,276	$22,855	$51,204	$47,792
Other comprehensive (loss) income (Note 4)
(Loss) gain on available-for-sale securities	(36,423)	22,345	(38,334)	13,681
Future tax benefit (expense)	4,218	(2,174)	3,858	(571)
Comprehensive (loss) income	$(8,929)	$43,026	$16,728	$60,902

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2008 (US DOLLARS - UNAUDITED)

1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2007, except as discussed in Note 2. These interim unaudited consolidated financial statements do not include all the information and note disclosure required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at June 30, 2008 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

2.	CHANGES IN ACCOUNTING POLICIES

CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS - DISCLOSURES AND PRESENTATION

On January 1, 2008, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

FUTURE CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, and in April 2008, the AcSB issued for comment its Omnibus Exposure Draft, Adopting IFRS in Canada. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators.

The Company is currently in the process of developing an IFRS Conversion Plan and evaluating the impact of the transition to IFRS.

3.	FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2008 (US DOLLARS - UNAUDITED)

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company’s overall strategy remains unchanged from 2007.

The capital structure of the Company consists of debt (Note 6) and equity attributable to common shareholders, comprising of issued capital, contributed surplus, retained earnings and accumulated other comprehensive income.

The Company is in compliance with the debt covenants described in Note 6.

CREDIT RISK

Silver Wheaton’s credit risk is limited to trade receivables in the ordinary course of business. The Company sells silver exclusively to large international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

LIQUIDITY RISK

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Of the Company’s $400 million Revolving Loan, up to $10 million can be drawn at any time to cover general operational costs, while the remainder can be drawn for the acquisition of silver interests and investments.

Silver Wheaton holds shares and warrants of other exploration and mining companies with a combined market value at June 30, 2008 of $80.1 million (December 31, 2007 - $119.4 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore as part of the Company’s planning, budgeting and liquidity analysis process these investments are not relied upon to provide operational liquidity.

The Company’s overall liquidity risk has not changed significantly from the prior year.

CURRENCY RISK

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at June 30, 2008
10% Increase in the		10% Decrease in the
(in thousands)	Canadian Dollar	Canadian Dollar

Increase (decrease) in net earnings	$156	$(78)
Increase (decrease) in other comprehensive (loss) income	9,018	(7,404)
Comprehensive (loss) income	$9,174	$(7,482)

INTEREST RATE RISK

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2008 (US DOLLARS - UNAUDITED)

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates and all of its interest bearing investments have terms of under 90 days. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the quarter on its outstanding borrowings was 4.62% .

For the three months ended June 30, 2008, primarily all of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Peñasquito, Mineral Park and Campo Morado silver interests, which are all currently under development. As a result, changes in interest rates will not materially affect the Company’s net earnings or other comprehensive income until such time as these projects are brought into commercial production, which is expected to occur later this year. A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the quarter by approximately $1.1 million (six months - $2.1 million).

OTHER PRICE RISKS

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.

The sensitivity analyses below have been determined based on the exposure to equity price risks at June 30, 2008. If equity prices had been 10% higher or lower:

  net earnings for the quarter would have been increased/decreased by approximately $1.8 million (six months - $0.01 million) with such change being reflected as a decrease/increase in the reported future income tax expense; and

  other comprehensive income would have increased/decreased by approximately $1.8 million (six months - $8.0 million) as a result of changes in the fair value of available-for-sale shares.

The Company’s sensitivity to equity prices has not changed significantly from the prior year.

FAIR VALUE ESTIMATION

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions. Changes in these assumptions to reasonably possible alternative assumptions would not significantly affect the Company’s results.

The carrying value less impairment provision, if necessary, of trade receivables and payables approximate their fair values. In addition, as the interest rate on the Company’s bank debt is floating and has no unusual rights or terms, the carrying value approximates its fair value.

4.	LONG-TERM INVESTMENTS

	June 30, 2008	December 31, 2007

(in thousands)

Available-for-sale	$79,999	$118,333
Warrants	129	1,076
	$80,128	$119,409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2008 (US DOLLARS - UNAUDITED)

AVAILABLE-FOR-SALE

	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2008	June 30, 2008	December 31, 2007

		Mark-to-Market	Mark-to-Market
		Losses Included in	Losses Included in
(in thousands)	Fair Value	OCI	OCI	Fair Value

Bear Creek	$39,589	$(26,588)	$(19,772)	$59,361
Revett	6,443	(2,472)	(4,334)	10,777
Sabina	10,338	(1,348)	(5,766)	16,104
Mines Management	6,848	(2,467)	(1,704)	8,552
Other	16,781	(3,548)	(6,758)	23,539
	$79,999	$(36,423)	$(38,334)	$118,333
Future tax benefit in
OCI		4,218	3,858
	$79,999	$(32,205)	$(34,476)	$118,333

WARRANTS

	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2008	June 30, 2008	December 31, 2007

		Mark-to-Market	Mark-to-Market
		Losses Included in	Losses Included in
(in thousands)	Fair Value	Earnings	Earnings	Fair Value

Bear Creek	$36	$(18)	$3	$33
Revett	-	(9)	(49)	49
Sabina	93	(120)	(821)	914
Other	-	-	(80)	80
	$129	$(147)	$(947)	$1,076

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (Note 3).

For the three months ended June 30, 2008, the Company has recorded a future income tax expense of $4.2 million (six months - $3.9 million) compared to a future income tax benefit of $1.6 million (six months - $1.9 million) for 2007 with a non-cash benefit (2007 – expense) in the same amount being reflected in the statement of comprehensive income. The Company’s future income tax expense or recovery in a given quarter is largely determined by changes in the unrealized gains recorded with respect to its long-term investments. As a result of the decrease in these unrealized gains during the quarter, the future income tax liability declined significantly, increasing the Company's valuation allowance on its future income tax assets, and resulting in a future income tax expense for the quarter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2008 (US DOLLARS - UNAUDITED)

5.	SILVER INTERESTS

	June 30, 2008			December 31, 2007
		Accumulated			Accumulated
(in thousands)	Cost	Depreciation	Net	Cost	Depreciation	Net

Luismin	$194,807	$(10,591)	$184,216	$194,807	$(9,369)	$185,438
Zinkgruvan	77,919	(10,422)	67,497	77,919	(9,102)	68,817
Yauliyacu	285,292	(28,271)	257,021	285,292	(23,116)	262,176
Stratoni	57,724	(5,047)	52,677	57,724	(3,453)	54,271
Peñasquito	514,539	-	514,539	504,321	-	504,321
Mineral Park	42,419	-	42,419	-	-	-
Campo Morado	80,563	-	80,563	-	-	-
	$1,253,263	$(54,331)	$1,198,932	$1,120,063	$(45,040)	$1,075,023

The value allocated to reserves is classified as depletable and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

	June 30, 2008			December 31, 2007
		Non-			Non-
(in thousands)	Depletable	Depletable	Total	Depletable	Depletable	Total

Luismin	$21,387	$162,829	$184,216	$17,237	$168,201	$185,438
Zinkgruvan	43,050	24,447	67,497	33,740	35,077	68,817
Yauliyacu	29,938	227,083	257,021	21,715	240,461	262,176
Stratoni	39,425	13,252	52,677	35,408	18,863	54,271
Peñasquito	-	514,539	514,539	-	504,321	504,321
Mineral Park	-	42,419	42,419	-	-	-
Campo Morado	-	80,563	80,563	-	-	-
	$133,800	$1,065,132	$1,198,932	$108,100	$966,923	$1,075,023

MINERAL PARK

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”), to acquire 100% of the silver produced from Mercator’s Mineral Park mine in Arizona, USA for the life of mine. The Company made an upfront cash payment of $42 million and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the agreement.

The Mineral Park mine currently produces copper from SX/EW leach operations, but construction is well underway on a flotation operation that will produce copper-silver and molybdenum concentrates. Mercator expects that concentrate production will commence during the third quarter of 2008 and the expected mine life is 25 years.

CAMPO MORADO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2008 (US DOLLARS - UNAUDITED)

On May 13, 2008, the Company entered into an agreement with Farallon Resources Ltd. (“Farallon”), to acquire 75% of the silver produced from Farallon’s Campo Morado property in Guerrero State, Mexico for the life of mine. Silver Wheaton will make total upfront cash payments of $80 million in installments and, in addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the agreement. At June 30, 2008, $65 million of the $80 million upfront payment had been paid, with the remainder being due on a draw down basis to fund ongoing capital expenditures at the property.

LA NEGRA

On June 2, 2008, the Company entered into an agreement with Aurcana Corporation (“Aurcana”), to acquire 50% of the silver produced from Aurcana’s La Negra mine in Queretaro State, Mexico for the life of mine. On July 4, 2008, following the satisfaction of required conditions precedent, Silver Wheaton made the upfront cash payment of $25 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the agreement.

ROSEMONT

On April 30, 2008, pursuant to a binding letter agreement, Augusta Resource Corporation ("Augusta") elected to sell to Silver Wheaton 45% of the payable silver produced from its wholly-owned Rosemont Copper Project located in Arizona, USA, for the life of mine. Pursuant to the letter agreement, Silver Wheaton will make upfront cash payments totaling $165 million, on a drawdown basis, to fund construction of the mine as construction milestones are achieved. There are no additional per ounce payments required in relation to silver delivered pursuant to this agreement.

The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study (the “Feasibility Study”), (b) Augusta having entered into committed arrangements for sufficient financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before August 29, 2008 as well as receipt of any required regulatory approvals and third-party consents. In addition, Augusta will provide a completion guarantee that the Rosemont mine will be constructed with certain minimum production criteria by certain dates.

6.	BANK DEBT

On July 24, 2007, the Company entered into a syndicated credit agreement to borrow $200 million under a non-revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan and the Term Loan have 7 year terms with the Term Loan requiring equal quarterly principal repayments (together with accrued interest). Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

On June 9, 2008 the Company entered into an amending agreement to increase the revolving bank debt available by $100 million, bringing total revolving debt to $400 million. The Company paid upfront costs of $0.7 million in connection with the increase, which were expensed during the period.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a Debt Service Coverage Ratio greater than or equal to 1.25 : 1, a Leverage Ratio less than or equal to 5 : 1 (decreasing to 3.5 : 1 on September 30, 2009), and a Tangible Net Worth greater than 80% of the Tangible Net Worth at June 30, 2007 plus 50% of Net Income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver interests and long-term investments. During the three months ended June 30, 2008, the Company repaid $7.1 million (six months - $14.3 million) and $51.9 million (six months -$78.3 million) of the balances outstanding on the Term Loan and Revolving Loan respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2008 (US DOLLARS - UNAUDITED)

	June 30, 2008

(in thousands)	Term Loan	Revolving Loan	Total
Current portion	$28,560	$-	$28,560
Long-term portion	150,020	314,200	464,220
	$178,580	$314,200	$492,780
Three months:
Interest capitalized	$2,187	$2,662	$4,849
Effective interest rate	4.85%	4.45%	4.62%
Six months:
Interest capitalized	$4,905	$5,741	$10,646
Effective interest rate	5.33%	5.03%	5.16%

The required principal payments under the Term Loan and the Revolving Loan for the next five years and thereafter are as follows:

(in thousands)	Term Loan	Revolving Loan	Total

2008	$14,280	$-	$14,280
2009	28,560	-	28,560
2010	28,560	-	28,560
2011	28,560	-	28,560
2012	28,560	-	28,560
Thereafter	50,060	314,200	364,260
	$178,580	$314,200	$492,780

7.	SHAREHOLDERS’ EQUITY

(A)	SHARES ISSUED

A summary of the Company’s issued and outstanding shares at June 30, 2008 and December 31, 2007 and the changes for the periods ending on those dates is presented below:

Weighted Average
	Number of Shares	Price (Cdn$)
At December 31, 2006	220,562,111
Options exercised	2,331,965	$3.39
Warrants exercised	37,661	9.05
Restricted share units exercised	2,500	-
At December 31, 2007	222,934,237
Options exercised	398,700	5.11
Warrants exercised	461,780	5.02
Restricted share units exercised	6,947	-
At June 30, 2008	223,801,664

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2008 (US DOLLARS - UNAUDITED)

(B)	WARRANTS

The following table summarizes information about the warrants outstanding at June 30, 2008:

				Common
				Shares to be	Effective
		Exercise		Issued	Price
	Warrants	Price	Exchange	Upon Exercise	Per Share
	Outstanding	(Cdn$)	Ratio	of Warrants	(Cdn$)	Expiry Date

Share purchase warrants	116,496,000	$0.80	0.20	23,299,200	$4.00	Aug 5, 2009
Series “A” warrants	38,698,395	1.10	0.20	7,739,679	5.50	Nov 30, 2009
Series “B” warrants	7,780,900	10.00	1.00	7,780,900	10.00	Dec 22, 2010
	162,975,295			38,819,779	$5.50

On June 24, 2008, the Company filed a preliminary prospectus in each of the provinces of Canada and a registration statement in the United States of America to qualify the distribution of approximately 3 million new common share purchase warrants (“New Warrants”) to holders of the Share purchase warrants and the Series “A” warrants (the “Existing Warrants”). The New Warrants have an exercise price of $20 and are being offered as an incentive to holders of Existing Warrants to exercise their Existing Warrants during a 20 business day early exercise period (the “Early Exercise Period”) expected to commence on or about August 8, 2008 and end on or about September 5, 2008. Assuming that all of the outstanding warrants are exercised during the early exercise period, the gross proceeds to the Company will be approximately C$136 million which will primarily be used to repay a portion of the Revolving Loan.

(C)	SHARE PURCHASE OPTIONS

During the quarter, the Company issued 200,000 stock options with a weighted average exercise price of Cdn$13.73 per option (six months – 1,070,000 stock options with a weighted average exercise price of Cdn$16.09 per option) and a fair value of $0.8 million (six months - $4.8 million), which was determined using the Black-Scholes option valuation method assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 45%, an annual risk-free interest rate of 2.81%, and an expected life of 2.5 years.

At June 30, 2008, there were 3,777,001 share purchase options outstanding with a weighted average exercise price of Cdn$10.80 per option.

(D)	RESTRICTED SHARE UNITS

No restricted share units were issued during the quarter (six months – 24,000). At June 30, 2008 there were 62,447 restricted share units outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2008 (US DOLLARS - UNAUDITED)

(E)	DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007

Basic weighted average number of shares outstanding (000’s)	223,744	221,640	223,505	221,249
Effect of dilutive securities
Stock options	1,146	2,037	1,323	2,293
Share purchase warrants	24,328	21,813	25,261	21,320
Restricted share units	64	44	59	39
Diluted weighted average number of shares outstanding	249,282	245,534	250,148	244,901

There were 1,075,000 (six months – 1,075,000) stock options excluded from the computation of diluted earnings per share for the three months ended June 30, 2008 because the exercise prices exceeded the average market value of the common shares of Cdn$14.71 (six months – Cdn$15.65) .

8.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30	Six Months Ended June 30
(in thousands)	2008	2007	2008	2007

Change in non-cash working capital
Accounts receivable	$820	$(491)	$197	$(98)
Accounts payable	(267)	307	119	426
Accrued liabilities	1,137	(27)	585	(177)
Other	64	133	(726)	(500)

	$1,754	$(78)	$175	$(349)

Interest paid	$5,216	$-	$11,946	$14
Income tax paid	$-	$-	$-	$-

9.	RELATED PARTY TRANSACTIONS

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering.

During the three months ended March 31, 2008, the Company purchased 1.7 million ounces (2007 – 1.9 million ounces) of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce (2007 - $3.90 per ounce), for total consideration of approximately $6.6 million (2007 - $7.6 million). During the six months ended June 30, 2007, the Company purcahsed 3.3 million ounces of silver from the subsidiary at a price of $3.90 per ounce, for total consideration of approximately $13.0 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2008 (US DOLLARS - UNAUDITED)

10.	COMMITMENTS AND CONTINGENCIES

In connection with the Luismin, Zinkgruvan, Stratoni, Peñasquito, Mineral Park, Campo Morado and La Negra silver agreements (Note 5), the Company has committed to purchase various amounts of the silver produced by each mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. In connection with the Yauliyacu silver agreement, the Company has committed to purchase up to 4.75 million ounces of silver per year based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment.

In connection with a binding letter agreement with Augusta, the Company has committed to purchase 45% of the payable silver produced by the Rosemont Copper project for an upfront payment of $165 million (Note 5).

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)
2008	$451
2009	687
2010	693
2011	709
2012	492
Thereafter	2,125
$5,157

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

11.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below. This information has been segmented on a silver interest basis.

	Three Months Ended June 30, 2008
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Peñasquito	Other[1]	Corporate	Consolidated
Statements of Operations

Silver sales	$21,489	$9,398	$12,805	$-	$5,983	$-	$49,675

Cost of sales	4,920	2,075	2,923	-	1,343	-	11,261
Depreciation	521	822	2,604	-	1,269	-	5,216
Earnings from operations	16,048	6,501	7,278	-	3,371	-	33,198

Expenses and other	-	-	-	-	-	(9,922)	(9,922)
Net earnings (loss)	$16,048	$6,501	$7,278	$-	$3,371	$(9,922)	$23,276
Cash flow from (used in) operations	$16,569	$7,570	$9,883	$-	$4,814	$(2,949)	$35,887
Total assets	$184,216	$67,946	$257,021	$514,539	$176,730[1]	$119,998	$1,320,450
1) Includes Stratoni, Mineral Park and Campo Morado. Only the Stratoni mine was in operation during the quarter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2008 (US DOLLARS - UNAUDITED)

	Three Months Ended June 30, 2007
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Corporate	Consolidated
Statements of Operations

Silver sales	$18,427	$7,749	$11,575	$3,713	$-	$41,464

Cost of sales	5,435	2,102	3,291	1,078	-	11,906
Depreciation	546	876	3,076	1,099	-	5,597
Earnings from operations	12,446	4,771	5,208	1,536	-	23,961

Expenses and other income	-	-	-	-	(1,106)	(1,106)
Net earnings (loss)	$12,446	$4,771	$5,208	$1,536	$(1,106)	$22,855
Cash flow from (used in) operations	$12,667	$5,688	$8,283	$2,371	$(1,163)	$27,846
Total assets	$187,314	$70,454	$268,412	$56,996	$165,520	$748,696

	Six Months Ended June 30, 2008
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Other[1]	Corporate	Consolidated
Statements of Operations

Silver sales	$50,532	$15,087	$25,634	$7,370	$-	$98,623

Cost of sales	11,551	3,331	5,786	1,688	-	22,356
Depreciation	1,223	1,320	5,154	1,594	-	9,291
Earnings from operations	37,758	10,436	14,694	4,088	-	66,976

Expenses and other	-	-	-	-	(15,772)	(15,772)
Net earnings (loss)	$37,758	$10,436	$14,694	$4,088	$(15,772)	$51,204
Cash flow from (used in) operations	$38,980	$11,724	$19,849	$5,486	$(7,068)	$68,971
1) Includes Stratoni, Mineral Park and Campo Morado. Only the Stratoni mine was in operation during the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2008 (US DOLLARS - UNAUDITED)

	Six Months Ended June 30, 2007
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Corporate	Consolidated
Statements of Operations

Silver sales	$44,236	$14,645	$23,002	$3,713	$-	$85,596

Cost of sales	12,990	4,126	6,751	1,078	-	24,945
Depreciation	1,305	1,720	6,308	1,099	-	10,432
Earnings from operations	29,941	8,799	9,943	1,536	-	50,219

Expenses and other income	-	-	-	-	(2,427)	(2,427)
Net earnings (loss)	$29,941	$8,799	$9,943	$1,536	$(2,427)	$47,792
Cash flow from (used in) operations	$31,461	$10,460	$16,251	$2,371	$(2,798)	$57,745

CANADA – HEAD OFFICE	TRANSFER AGENT
SILVER WHEATON CORP.	CIBC MELLON TRUST COMPANY
Park Place, Suite 3150 - 666 Burrard Street	1600 - 1066 West Hastings Street
Vancouver, BC V6C 2X8	Vancouver, BC V6E 3X1
T: 604 684 9648	Toll-free in Canada and the United States: 800 387 0825
F: 604 684 3123	Outside of Canada and the United States: 416 643 5500
Email: inquiries@cibcmellon.com
CAYMAN ISLANDS OFFICE
SILVER WHEATON (CAYMANS) LTD.	AUDITORS
Unit #5 - 201 Governors Square	Deloitte & Touche LLP
23 Lime Tree Bay Avenue	Vancouver, BC
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109	INVESTOR RELATIONS
BRAD KOPP
STOCK EXCHANGE LISTING	Director, Investor Relations
Toronto Stock Exchange: SLW	Toll-free: 800 380 8687
New York Stock Exchange: SLW	Email: info@silverwheaton.com

DIRECTORS
Peter Barnes
Lawrence Bell
John Brough
Peter Gillin
Douglas Holtby
Eduardo Luna, Chairman
Wade Nesmith

OFFICERS
PETER BARNES
President and Chief Executive Officer

RANDY SMALLWOOD
Executive Vice President, Corporate Development

GARY BROWN
Chief Financial Officer